November 14, 2022

Scott W. Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Lee:

On August 25, 2022, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Propel Opportunities ETF (the “Fund”), filed post-effective amendment number 46 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On October 12, 2022, you provided comments by phone to Parker Bridgeport.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus is attached to aid in your review.

General Comments

Comment 1.

(a)	Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the Amendment and provide a copy of the letter and a marked prospectus by email.

(b)	Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

(c)	We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response.

The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment. The Registrant acknowledges the responsibility described in (c) above.

Summary Prospectus

Comment 2.

Complete the Fee Table and, supplementally, confirm that the Fee Table does not include create and redeem fees.

Response.

The Registrant has completed the Fee Table and confirms it does not contain create and redeem fees.

Comment 3.

Supplementally confirm that any Expense Limitation Agreement described in a footnote to the Fee Table will be effective for at least one year following the effective date of the Fund.

Response.

The Registrant notes there is no Expense Limitation Agreement.

Principal Investment Strategy

Comment 4.

Please define or delete “other debt instruments.”

Response.

The Registrant has clarified what is meant by other debt instruments.

Comment 5.

Please clarify what is meant by the sub-adviser’s focus on certain sectors.

Response.

Upon review of this disclosure in the context of surrounding disclosures, the Registrant does not believe it can further clarify focus.

Comment 6.

To make it clearer that the Fund concentrates in biotechnology, pharmaceuticals, healthcare technology, and life science tools and services industries, please move the related disclosure to the introductory portion of the strategy disclosures to avoid giving the impression that the Fund is a go anywhere fund.

Response.

The Registrant has made the requested amendment.

Comment 7.

Please consider including Fitch Ratings Inc. service when describing credit rating services (NRSROs).

Response.

The Registrant has added Fitch.

Comment 8.

Since disclosures indicate the sub-adviser selects securities that it considers undervalued, if appropriate, add a value risk disclosure.

Response.

The Registrant has considered the value aspect of the sub-adviser’s strategy and notes that it does not connote what may be considered a mainstream value investing strategy such as selecting stocks with the lowest price to earnings ratio (P/E), and therefore, believes that such a disclosure might tend to distract from more-relevant risk disclosures.

Comment 9.

Since disclosures indicate the sub-adviser selects debt or equity based upon expected relative return, please include clarifying disclosures to recite any threshold for inclusion or exclusion.

Response.

Upon review, the Registrant believes that it cannot further clarify the concept of relative return and notes the sub-adviser does not employ a threshold for inclusion.

Comment 10.

(a)	Since disclosures indicate the Fund invests in early stage companies, please include early stage risk.

(b)	If there is a market capitalization minimum, please disclose.

Response.

(a)	The Registrant has amended risk disclosures to include early stage company risk.

(b)	The Registrant notes the Fund discloses that it invests without restriction as to capitalization.

Comment 11.

Please remove repetitive or redundant disclosures.

Response.

The Registrant has reviewed and removed repetitive or redundant disclosures.

Comment 12.

Please disclose that the 20% derivative exposure is measured on a market value or notional basis.

Response.

The Registrant has included market value measurement.

Comment 13.

Because the Fund may invest in foreign securities, please include foreign currency risk.

Response.

The Registrant has realigned risk disclosures to include foreign currency risk as a sub-set foreign securities risk disclosures.

Comment 14.

(a)	Please define total return swap.

(b)	Please disclose the state and federal regulatory regime that apply to total return swaps.

(c)	Please add relevant risks for total return swaps.

Response.

(a)	The Registrant has added disclosures to define total return swap.

(b)	The Registrant has added disclosures related to the state and federal regulatory regime that apply to total return swaps.

(c)	The Registrant has reviewed relevant risks for total return swaps and believes the principal risks are presently included.

Comment 15.

Supplementally, explain why the Registrant believes that high-yield debt securities are appropriate for the Fund given the liquidity rules that apply to open end funds, including ETFs.

Response.

The Registrant has reviewed expected liquidity of the high-yield debt securities that may be considered by the sub-adviser and believes, that as an element of the Fund’s portfolio, they will be consistent with the requirements of Rule 22e-4.

Comment 16.

Please clarify what is meant by “comparable quality” when referring to unrated securities.

Response.

The Registrant has included a description of how the adviser determines comparable quality.

Principal Investment Risks

Comment 17.

Under market and geopolitical risk, please consider adding Ukraine war risk disclosures and risks related to Chinese companies delisting from US exchanges as a result of the Holding China Accountable Act.

Response.

Upon review, the Registrant does not believe China risks are principal to the Fund, but has added a reference to economic uncertainty related to Ukraine.

Comment 18.

Please list each set of principal investment risks in the order of significance or prominence to the Fund’s strategy rather than alphabetical order (i.e. order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return). Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized.

Response.

The Registrant has re-ordered risks as requested.

Comment 19.

Because principal investment risks disclose leverage risk, please include a corresponding element under principal investment strategies (e.g. futures contracts) and consider whether leverage risk should be presented as a stand-alone risk.

Response.

The Registrant has added leverage disclosure under principal investment strategies and believes present leverage risk disclosures are appropriate in the context of surrounding disclosures.

Comment 20.

Please include call option risk among option risks.

Response.

The Registrant has included call option risks.

Other

Comment 21.

Please consider adding month to year when describing when a portfolio manager began providing services to the Fund.

Response.

The Registrant has made the requested addition.

Comment 22.

If cybersecurity is a principal investment risk, please move the related disclosure to principal investment risk in the summary and statutory portions of the prospectus.

Response.

The Registrant does not believe cybersecurity is a principal risk, but wishes to acknowledge its existence to align disclosures with market convention.

Comment 23.

When directing shareholders to a website, please endeavor to provide as much specificity as possible in the web address.

Response.

The Registrant has added specificity to the web address.

Part C

Comment 24.

Please have the signature for the Trust executed by an officer as the SEC staff does not believe the Trust can give a power of attorney and that it must act through its trustees and or officers. This execution may be accomplished via power of attorney.

Response.

The Registrant has made the requested revision to signature protocols.

If you have any questions or additional comments, please call the undersigned at (614) 469-3265.

Very truly yours,

/s/ Parker Bridgeport
Parker Bridgeport

Senior Counsel, Thompson Hine LLP